Exhibit T3A.2

CERTIFICATE OF FORMATION

OF

TRU 2005 RE I, LLC

This Certificate of Formation of TRU 2005 RE I, LLC, dated as of September 15, 2005, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1.    The name of the limited liability company is TRU 2005 RE I, LLC.

2.    The address of its registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of FRU 2005 RE I, LLC this 15th day of September, 2005.

By:	/s/ Michael L. Tumolo
Name	: Michael L. Tumolo
Title:	Authorized Person